UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)*

Bioheart, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09062F 20 1
(CUSIP Number)

October 5, 2015
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09062F 20 1
(1) Names of reporting persons: Northstar Biotech Group, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) Not applicable. (b) Not applicable.
(3) SEC use only
(4) Citizenship or place of organization: Florida.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 92,410,447 capital shares (72,410,447 shares of common and 20,000,000 shares of preferred)
(7) Sole dispositive power: 0
(8) Shared dispositive power: 92,410,447 capital shares (72,410,447 shares of common and 20,000,000 preferred (each share of preferred stock has voting power equal to twenty-five common shares)
(9) Aggregate amount beneficially owned by each reporting person: 92,410,447
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions): Not applicable.
(11) Percent of class represented by amount in Row 9: 38.7% voting capital shares
(12) Type of reporting person (see instructions): CO

(1) Greg Knutson, Chairman of Board of Managers, is deemed to have voting and dispositive power

Item 1.

Item 1(a) Name of issuer: Bioheart, Inc.
Item 1(b) Address of issuer's principal executive offices: 13794 NW 4th Street, Suite 212, Sunrise, Florida 33325

Item 2.

2(a) Name of person filing: Greg Knutson, Chairman of Board of Managers
2(b) Address or principal business office or, if none, residence: 19345 Rhinestone Street, NW, Anoka, Minnesota 55303
2(c) Citizenship: U.S.
2(d) Title of class of securities: Common
2(e) CUSIP No.: 09062F 20 1

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

a.    ☐ Broker or dealer registered under Section 15 of the Act.

b.    ☐ Bank as defined in Section 3(a)(6) of the Act.

c.    ☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.    ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.    ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.     ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.    ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.     ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.
Amount beneficially owned: 92,410,447 capital (72,410,447 common and 20,000,000 preferred (each share of preferred stock has voting power equal to twenty-five common shares) and 15,000,000 common stock purchase warrants

b.
Percent of class: 7.4% common; 100% preferred; 38.7% voting capital shares in the aggregate

c.
Number of shares as to which such person has:

i.
Sole power to vote or to direct the vote: 0

ii.
Shared power to vote or to direct the vote: 572,410,447 votes; 72,410,447 common and 20,000,000 preferred (each share of preferred stock has voting power equal to twenty-five common shares)

iii.
Sole power to dispose or to direct the disposition of: 0

iv.
Shared power to dispose or to direct the disposition of: 72,410,447 common shares; 20,000,000 preferred shares.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐. Not applicable.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  Not applicable.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  Not applicable.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.   Not applicable.

Item 10. Certifications

a.
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

b.
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015

Signature: /s/  Greg Knutson

Name/Title:  Greg Knutson, Chairman of Board of Managers